ArcLight Clean Transition Corp.

200 Clarendon Street, 55th Floor

Boston, MA 02116
May 12, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Effie Simpson
Jean Yu
Erin Purnell
Asia Timmons-Pierce

Re:	ArcLight Clean Transition Corp.
Registration Statement on Form S-4, as amended
File No. 333-252674

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ArcLight Clean Transition Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 2:00 p.m., Eastern Time, on May 14, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact James S. Rowe of Kirkland & Ellis LLP at (312) 862-2191 as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ John F. Erhard
John F. Erhard
Chief Executive Officer